0 - 30360

P.E. 3-18-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 18, 2002

KPNQWEST N.V.

South Point, Building F
Scorpius 60
2130 GE Hoofddorp
The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

BM

KPNQwest N.V.

Table of Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 18, 2002

KPNQwest N.V.
(Registrant)

By: J. Weston Peterson
Name: J. Weston Peterson
Title: Vice President

kpn/Qwest

News

KPNQwest Completes Acquisition of GTS's Ebone & Central Europe Businesses and Finalises €525 Million Senior Credit Facility

Hoofddorp, The Netherlands, 18 March 2002 – KPNQwest, the leading pan-European data communications and hosting company, today announced that it has completed the acquisition of the Ebone and Central Europe businesses of Global TeleSystems, Inc and Global TeleSystems Europe B.V. (collectively "GTS"), pursuant to a share purchase agreement between GTS, GTS European Telecommunications Corp. and KPNQwest. As part of the acquisition, KPNQwest has issued approximately €211 million of 10% convertible bonds due 2012 to former GTS bondholders and assumed an approximate €435 million of net bank debt and capital lease obligations.

The acquisition consolidates KPNQwest's position as the leading IP data communications provider in Europe. The new combined company will operate a 25,000-kilometre network with connection to 60 major European cities. In addition, 14 Metropolitan Area Networks (MANs) will be in service. The capital and operating synergies estimated at over €600 million, uniquely derived from the combination of these two companies, are expected to exceed the purchase price in just 4 years.

Summary of Senior Credit Facility

To facilitate this transaction, KPNQwest has secured a new senior credit facility of €525 million with a consortium of financial institutions. With the new senior

KPNQwest N.V. • South Point Building F • Scorpius 60
Postbus 2010 • 2130 GE Hoofddorp • The Netherlands
t +31 (0) 23 568 76 76 • f +31 (0) 23 568 79 00 • e media@kpnqwest.com • i www.kpnqwest.com

credit facility, the company believes that the newly combined entity is fully funded for all of its capital and operating cash needs.

Of the €525 million, €50m may be used to purchase Nortel equipment, €225 million will be used to refinance the existing GTS debt and the remainder will be available for general corporate purposes. The interest rate is calculated at a spread of 3.50% over interbank rates (EURIBOR/LIBOR). The spread will ratchet down to 1.50% with decreasing leverage. The current applicable rate has been set at 6.88%. The senior credit facility requires that the combined company meet certain financial covenants that will be tested on a quarterly basis.

KPNQwest was advised by Schroder Salomon Smith Barney.

About KPNQwest

KPNQwest (NASDAQ & ASE: KQIP), the leading pan-European data communications and hosting company, delivers a full range of carrier and corporate networking solutions, hosting and Internet services across an 18-country 25,000 km European footprint, interoperable with the 300,000km Qwest global network. The company owns and operates the EuroRings™, the fastest, most advanced fibre-optic backbone in Europe, which connects 60 cities, 14 of them with extensive Metropolitan Area Networks, and a network of 28 ultra-secure hosting facilities, the KPNQwest CyberCentres™. For more information please visit the KPNQwest website at: www.kpnqwest.com

For further information please contact:

Piers Schreiber
Corporate Communications – KPNQwest
Tel: +31 23 568 7612
Email: piers.schreiber@kpnqwest.com

Jerry Yohananov
KPNQwest Investor Relations
Tel: +31 23 568 7602
Email: jerry.yohananov@kpnqwest.com